SUNNOO, INC.

FINANCIAL STATEMENTS

For the Years Ended December 31, 2023 and 2022

SUNNOO, INC.
For the Years Ended December 31, 2023 and 2022

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Beasley, Mitchell & Co.
Certified Public Accountants

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

Board of Directors
Sunnoo, Inc.
Las Cruces, New Mexico

We have reviewed the accompanying consolidated financial statements of Sunnoo Inc. (a Corporation), which comprise of the balance sheets as of December 31, 2023 and 2022, and the related statements of income, stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review consists of primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Sunnoo Inc., and to meet our other ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountants' Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with with accounting principles generally accepted in the United States of America.

Beasley, Mitchell & Co. LLP

Beasley, Mitchell & Co., LLP
Las Cruces, NM
May 16, 2024

509 S. Main, Suite A, PO Drawer 550, Las Cruces NM 88004
7500 Jefferson St NE Suite 100, Albuquerque, NM 87109
Telephone 575.528.6700 | 505.371.2100 | 575.528.6775

AICPA GAQC Member
AICPA EBPAQC Member
CPAmerica Member Crowe Global

SUNNOO, INC.
BALANCE SHEET
December 31, 2023 and 2022

ASSETS

	2023	2022
CURRENT ASSETS		
Cash and cash equivalents	$ 2,109	$ 1,649
TOTAL CURRENT ASSETS	2,109	1,649
PROPERTY, PLANT & EQUIPMENT, net (Note 2)	3,039	-
TOTAL ASSETS	$ 5,148	$ 1,649

LIABILITIES AND STOCKHOLDERS' EQUITY

	2023	2022
STOCKHOLDERS' EQUITY		
Common stock	800	800
Additional paid-in capital	147,776	104,500
Accumulated deficit	(143,428)	(103,651)
TOTAL STOCKHOLDERS' EQUITY	5,148	1,649
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 5,148	$ 1,649

See independent accountants' review report and accompanying notes.


SUNNOO, INC.
STATEMENT OF INCOME (LOSS)
For the Years Ended December 31, 2023 and 2022


	2023	2022
REVENUES	$ -	$ -
COST OF REVENUE	-	-
GROSS PROFIT	-	-
OPERATING EXPENSES		
Selling, general and administrative	39,560	103,651
Depreciation and amortization	217	-
Total operating expenses	39,777	103,651
LOSS FROM OPERATIONS	(39,777)	(103,651)
NET LOSS	$ (39,777)	$ (103,651)

SUNNOO, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2023 and 2022

| | Common Stock | | Additional Paid-in | Accumulated | |
	Shares	Amount	Capital	Deficit	Total
Balance, January 1, 2022	8,000,000	$ 800	$ -	$ -	$ 800
Shareholder funding	-	-	104,500	-	104,500
Net loss - 2022	-	-	-	(103,651)	(103,651)
Balance, January 1, 2022	8,000,000	800	104,500	(103,651)	1,649
Shareholder funding	-	-	43,276	-	43,276
Net loss - 2023	-	-	-	(39,777)	(39,777)
Balance, December 31, 2023	8,000,000	$ 800	$ 147,776	$ (143,428)	$ 5,148

SUNNOO, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2023 and 2022

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:		
NET LOSS	$ (39,777)	$ (103,651)
ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH USED BY OPERATING ACTIVITIES:		
Depreciation and amortization	217	-
TOTAL ADJUSTMENTS	217	-
NET CASH USED BY OPERATING ACTIVITIES	(39,560)	(103,651)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(3,256)	-
Shareholder investments	43,276	105,300
NET CASH PROVIDED BY INVESTING ACTIVITIES	40,020	105,300
NET INCREASE IN CASH AND CASH EQUIVALENTS	$ 460	$ 1,649
CASH AND CASH EQUIVALENTS, beginning of year	1,649	-
CASH AND CASH EQUIVALENTS, end of year	$ 2,109	$ 1,649

See independent accountants' review report and accompanying notes.

SUNNOO, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2023 and 2022

1. NATURE OF OPERATIONS

Sunnoo, Inc. (the "Company") is a developer of various solar energy systems with a focus in solar electric vehicle charging stations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The Financial Accounting Standards Board (FASB) establishes GAAP, which are contained in the Accounting Standards Codification (ASC).

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers, which, among other things, requires entities to assess the products or services promised in contracts with customers at contract inception to determine the appropriate amount at which to record revenue, which is referred to as a performance obligation. Revenue is recognized when control of the promised products or services is transferred to customers at an amount that reflects the consideration to which the entity expects to be entitled in exchange for the products or services.

Revenue is recognized based on the following five-step model in accordance with ASC 606, Revenue from Contracts with Customers:

- Identification of the contract with a customer

- Identification of the performance obligations in the contract

- Determination of the transaction price

- Allocation of the transaction price to the performance obligations in the contract

- Recognition of revenue when, or as, the Company satisfies a performance obligation

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents

The Company considers all highly liquid investments acquired with an original maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents are stated at cost, which approximates market value, because of the short maturity of these instruments.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost at the date of acquisition or construction. Maintenance and repairs are charged to expense as incurred. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are reduced, any gain or loss is included in operations. The Company's threshold for capitalization is $2,500.

Income Taxes

The Company is a corporation that has elected to be taxed as a C Corporation. Deferred income taxes are provided for timing differences in reporting income for financial statement and tax purposes arising from differences in the methods in accounting for depreciation and overall accounting method as the Company is a cash basis tax payer. Accelerated depreciation is used for tax reporting and straight-line depreciation is used for financial statement reporting.

Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates. The company has elected to adopt Accounting Standards Update (ASU) No. 2015-17, Balance Sheet Classification of Deferred Taxes, which simplifies the classification of deferred taxes as non-current assets and liabilities on the balance sheet. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provisions for income taxes.

The Company has adopted ASC 740-10 as it related to uncertain tax positions. For the years ended December 31, 2023 and 2022 the Company had no material uncertain tax positions to be accounted for in the financial statements. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in interest and penalty expense.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (continued)

The Company's evaluations on December 31, 2023 and 2022 revealed no uncertain tax positions that would have a material impact on the financial statements. The 2022 through 2023 tax years remain subject to examination by the IRS. In addition, the 2022 through 2023 tax years remain subject to examination by the states of New Mexico and Delaware. The Company does not believe that any reasonable possible changes will occur within the next twelve months that will have a material impact on the financial statements.

The Company has generated a net loss for the years ending December 31, 2023 and 2022 and has recorded no current income tax provision.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expense for the years ended December 31, 2023 and 2022 were $2,651 and $83 respectively.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date. Such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions:

- Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements (continued)

- Level 2 - Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 - Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Subsequent Events

Management has evaluated subsequent events through May 16, 2024, the date the financial statements were available to be issued.

3. STOCKHOLDERS' EQUITY

Common Stock

The Company has authorized for issuance up to 8,000,000 shares of common stock with $0.001 par value. As of December 31, 2023 and 2022, there were 8,000,000 shares issued and outstanding. The common stock is subject to certain restrictions as to sale or transfer.

4. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31:

	2023	2022
Equipment	$ 3,256	$ -
Accumulated depreciation	(217)	-
	$ 3,039	$ -

4. PROPERTY AND EQUIPMENT (CONTINUED)

Depreciation expense relating to the Company's property and equipment was $217 and $0 for the years ended December 31, 2023 and 2022 respectively.